Mail Stop 4561

November 26, 2007

By U.S. Mail and facsimile to (410) 641-2096.

Jennifer G. Hawkins
Treasurer and Principal Financial Officer
Calvin B. Taylor Bankshares, Inc.
24 North Main Street
Berlin, MD 21811

>   **Re: Calvin B. Taylor Bankshares, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 13, 2007**
>   **File No. 000-50047**

Dear Ms. Hawkins:

We have reviewed your proposed disclosures provided to the Commission on August 20, 2007 and have the following additional comments. Where indicated, we think you should revise your filing in response to these comments. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please submit your faxed letter dated July 26, 2007 on EDGAR and label it as correspondence.

Form 10-K for the Year Ended December 31, 2006

2.   We note in your response to our previous comment 2 that you revised your methodology to comply with regulatory guidance issued in December 2006. Further, in your proposed disclosures, you indicate that "substantially all" of your allowance is unallocated. Please revise your disclosures to cite the specific

regulatory guidance you are relying on that supports your current methodology. Revise to clearly describe your policy that was applied before the revision in your methodology, and compare your prior methodology to new methodology.

3.   Please refer to our prior comment 9 in our letter dated June 27, 2007. The fact that "substantially all" of your allowance for loan losses is unallocated indicates that you do not segregate your loan portfolio by major loan type, as previously indicated. However, your proposed disclosures indicate that you do segregate your loan portfolio in determining losses for homogeneous categories of loans, first by real estate and non-real estate secured and further by commercial and consumer purpose. Further, you state that "No portion of the ALLL is calculated on the total loan portfolio." Therefore, it remains unclear why you have an allowance for loan losses that is substantially unallocated. Please revise your allocation amounts or your disclosure of allocation methodology to clearly reconcile this apparent contradiction.

4.   Please revise your proposed disclosures to more clearly describe how you arrived at the amounts allocated to the various loan categories versus the unallocated amount.

    • Specifically and separately disclose where your specific reserves for identified impaired loans are reflected in the allocation table.

    • Similarly, specifically disclose where the formula-based reserve amounts are reflected in the table.

    • If the formula-based amounts are reflected in the unallocated line item, revise to add a paragraph below the table to disclose that fact and to separately quantify the amount of such formula-based reserves as calculated for each loan category.

5.   We note your proposed disclosure in the third complete paragraph on page 5 of your response letter dated July 26, 2007 which states "During 2006, 2005, and 2004, the unallocated portion of the ALLL has changed as a result of increases or decreases in 1) allocations attributable to specific categories of loans, and 2) the total balance in the ALLL, which decreases and increases with charge-offs and recoveries, respectively." Earlier on the same page of your response you stated "No portion of the ALLL is calculated on the total loan portfolio." You also disclose that in calculating the unallocated allowance you considered various internal and external factors in arriving at the appropriate amount. Therefore, please revise your disclosures regarding the composition of and changes in your unallocated allowance to more clearly identify the reasons for the changes in the balance from period to period.

6. Please revise to disclose whether you further segment your loans within the groups already disclosed using a loan grading system. If so, please revise to disclose the information requested in our previous comment 4 in our letter dated June 27, 2007.

7. As previously requested in comment 4 of our letter dated June 27, 2007, please revise to more clearly discuss the particular risks inherent in the different kinds of lending in which you engage. Clearly discuss the specific risk elements you identified in the different categories of lending within your portfolio, and disclose how you weighted them in determining the amount of allowance for each lending category.

8. As previously requested in comment 4 of our letter dated June 27, 2007, please revise to discuss any trends experienced in your lending. As part of this disclosure, specifically address the fact that the majority of the growth in both your loan portfolio and loan commitments from 2004 to 2006 has come in categories that are traditionally considered to be more risky. Revise to discuss this fact, and to clearly disclose how your allowance methodology incorporated this significant increase in risk.

9. Please refer to our previous comments 6 and 10 in our letter dated June 27, 2007. We note your disclosures of items considered in determining whether an impairment has occurred on problem loans. Please revise your disclosures to specifically disclose the methods used to evaluate impairment. For example, disclose if you measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, rely on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Refer to paragraph 13 of SFAS 114.

10. In your 2005 Form 10-K, you disclose a different allocation of the allowance for loan losses for the periods ended December 31, 2005 and 2004. Please disclose how you concluded that a change in your prior year disclosures was appropriate. Specifically address how you considered the guidance of paragraph 19 of SFAS 154 which states that changes in estimates should be applied prospectively.

Form 10-Q for the Periods Ended September 30, 2007

11. We have reviewed your recent interim filing for the periods ending September 30, 2007; however it is unclear how you addressed the comments in our June 27, 2007 letter in this filing. Accordingly, please revise this Form 10-Q for the periods ending September 30, 2007, as well as your future interim filings to address those comments.

12. Your revisions for our previous comments should specifically address but not be limited to the following:

- Please revise to provide an allocation of your allowance on a similar basis to that to be presented in your amended Form 10-K.

- Discuss the trends experienced during the periods presented, and identify any changes to trends from the periods presented in your annual report.

- If true, confirm in your disclosure that you believe the allowance to be appropriate and adequate to cover inherent losses in the loan portfolio as of the balance sheet dates presented.

13.   You state on page 10 that "The allowance for loan losses represents a *reserve for potential losses* in the loan portfolio."

- Tell us how you determined that this statement complies with the applicable accounting literature. Specifically cite the accounting literature which supports such a policy or revise your disclosure accordingly.

- Please revise to confirm, if true, that your allowance represents your best estimate of the inherent probable losses in your loan portfolio. Otherwise, tell us why it does not.

14.   Please revise to discuss the increases in charge-offs. Disclose the reasons for the increased charge-offs, any trends reflected therein, and how the increases were considered in arriving at the amount of your allowance.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief